Exhibit 1.1

CDC Mobile Announces Strategic Agreement with Nokia
Nokia to pre-install CDC Mobile’s proprietary software in selected cell phones

BEIJING, January 29, 2007 — CDC Mobile, a leading provider of mobile value-added services (“MVAS”) in China and a business unit of CDC Corporation (NASDAQ: China), announced today that it has entered into an agreement with Nokia to allow the world’s largest cell phone maker to pre-install CDC Mobile’s proprietary software in selected Nokia cell phones sold in China.

Known for its user friendliness and multi-functionalities, CDC Mobile’s proprietary software application provides mobile subscribers with easy access to a broad portfolio of services, including mobile games, ring tones, news, weather forecasts and more. Although CDC Mobile’s software application is not required to access CDC Mobile’s services, it has been downloaded by millions of mobile subscribers to experience or subscribe to the company’s services exclusively. As a free and leading mobile application in China, it was also tested by Nokia. After an extensive selection process, Nokia chose CDC Mobile’s software, with selected functions as a complete, pre-installed mobile application.

“We are proud to be selected as a strategic partner by Nokia.” said Peter Yip, CEO of CDC Corporation. “Our selection by the world’s largest cell phone maker will significantly improve CDC Mobile’s competitive edge in the consolidating SP (Service Provider) industry and moreover, it will further enhance our image as a trusted mobile value-added services provider. Leveraging our technical expertise and deep experience in delivering highly demanded mobile entertainment, we are well positioned as one of the leading players in the new era of the Service Provider industry.”

In addition to this agreement with Nokia, CDC Mobile is also investing in the 3G marketplace. As previously announced, CDC Mobile is investing up to (U.S.) $100 million in its 3G Content Partner Program targeting leading 3G content providers and aggregators in North Asia and Europe, as well as the creation of new original content for the 3G marketplace. The company believes that its strategy of investing in 3G now will enable it to become one of the leading content providers in large, early adopting 3G countries, as well as providing first-mover advantage in the anticipated 3G marketplace in China. As part of its new Content Partner Program, CDC Mobile recently announced its intent to make a strategic investment in BBMF, the leading 3G content provider in Japan. The company also announced an earlier agreement with a leading South Korean mobile Internet content provider for exclusive distribution of highly popular South Korean mobile games, videos, music and fashion advertisements, in China.

About CDC Mobile
CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces. In January 2007, CDC Mobile launched a US $100 million investment program targeting strategic investments in leading 3G content providers in North Asia and Europe that can be leveraged to gain first-mover advantage in the anticipated 3G marketplace in China.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 42 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements to the improvement of CDC Mobile’s competitive edge and enhancement of its image as a trusted mobile value-added services provider through the partnership with Nokia. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the popularity of CDC Mobile’s offerings in China; the ability to enhance CDC Mobile’s business through the partnership with Nokia, the ability to realize strategic objectives by taking advantage of market opportunities; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations

Scot McLeod
CDC Software
678-259-8625
Email: ScotMcLeod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259 8510
Email: monishbahl@cdcsoftware.com